UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: August 24, 2005

EXETER OUTLINES SIGNIFICANT GOLD IN SURFACE CHANNELS

ON NEW ZONES AT LA CABEZA

Vancouver, B. C., August 24, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has received and compiled results from sawn surface channel sampling at Cuello East zone, and continuous rock chip sampling over the Mercedes and Labio South zones at its La Cabeza gold project, in Mendoza Province, Argentina.

Results are significant as they will allow possible “lay back” of the planned Cuello open pit to include the East Cuello zone, and also provide excellent new drill targets for the current drilling program on these new extensions and sub-parallel veins from the known Labio deposits. It is noted that mineralization in these new zones is not included in the existing La Cabeza gold resources.

The channel and rock chip sampling provide an accurate and representative grade assessment for outcropping mineralisation. Significant results are shown in the table below:

Significant Channel/Continuous Rock Chip Results

Zone	Channel (C) Rock Chip (R/C)	From	To	Sample Length (m)	Gold (g/t)
Cuello East	C3	2	8	6	1.7
	and	22	24	2	1.2
Cuello East	C4	34	36	2	2.8
	and	50	64	14	2.4
Cuello East	C 5	6	8	2	1.4
	and	22	24	2	1.7
	and	26	32	6	2.2
Cuello East	C 6	12	18	6	30.3
Cuello East	C 7	4	8	4	1.9
		14	18	4	6.4
Mercedes	R/C 0	0	6	6	9.4
Mercedes	R/C 1	12	22	10	2.4
Mercedes	R/C 2	24	29	5	5.9
Mercedes	R/C 3	0	4	4	1.5
	and	6	22	16	1.7
Mercedes	R/C 4	2	10	8	3.2
	and	12	18	6	1.1
	and	20	22	2	1.2
	and	23	25	2	3.2
Mercedes	R/C 5	14	24	10	1.6
Mercedes	R/C 6	4	8	4	1.4
Mercedes	R/C 7	0	8	8	1.2
	and	10	18	8	2.3
Mercedes	R/C 8	2	8	6	1.9
	and	10	14	4	1.9
Labio South	R/C 12	4	9	5	3.0
	and	17	19	2	1.5
Labio South	R/C 13	8	18	10	9.1
	and	26	30	4	1.1
Labio South	R/C 14	2	8	6	22.0
	and	22	28	6	2.2
Labio South	R/C 15	4	6	2	1.7
	and	26.4	28.4	2	1.0
	and	30.7	34.7	4	1.0
Labio South	R/C 16	0	4	4	1.8

Note: Sample length is actual length of sample collected, irrespective of topography or orientation of mineralisation.

The channels at Cuello East are sawn on 25 metre spacings and commence at drill hole LCP 143 (located at the northern end of the deposit) which intersected 9 metres of 5.5 g/t gold between 8 and 17 metres, and 3 metres of 2.3 g/t gold between 29 and 32 metres (see news release dated May 9, 2005).

Continuous rock chip sampling over the Mercedes and Labio South zones were located typically on sections 25 metres apart. Mercedes is a new discovery, and the Labio South zone represents extensions and sub-parallel veins to those previously known and sampled.

All three zones will be drill tested in the current three rig exploration drilling program recently commenced at La Cabeza.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. . Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets, has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation Bryce Roxburgh, President Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free 1-888-688-9592 exeter@exeterresource.com	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

301 - 700 West Pender Street

Vancouver, BC V6C 1G8

Item 2.	Date of Material Change

August 24, 2005

Item 3.	News Release

The Press Release dated August 24, 2005 was disseminated via CCN Matthews and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has received and compiled results from sawn surface channel sampling at Cuello East zone, and continuous rock chip sampling over the Mercedes and Labio South zones at its La Cabeza gold project, in Mendoza Province, Argentina.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 24th day of August, 2005.

SCHEDULE “A”

For Immediate Release: August 24, 2005

EXETER OUTLINES SIGNIFICANT GOLD IN SURFACE CHANNELS

ON NEW ZONES AT LA CABEZA

Vancouver, B. C., August 24, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that it has received and compiled results from sawn surface channel sampling at Cuello East zone, and continuous rock chip sampling over the Mercedes and Labio South zones at its La Cabeza gold project, in Mendoza Province, Argentina.

Results are significant as they will allow possible “lay back” of the planned Cuello open pit to include the East Cuello zone, and also provide excellent new drill targets for the current drilling program on these new extensions and sub-parallel veins from the known Labio deposits. It is noted that mineralization in these new zones is not included in the existing La Cabeza gold resources.

The channel and rock chip sampling provide an accurate and representative grade assessment for outcropping mineralisation. Significant results are shown in the table below:

Significant Channel/Continuous Rock Chip Results

Zone	Channel (C) Rock Chip (R/C)	From	To	Sample Length (m)	Gold (g/t)
Cuello East	C3	2	8	6	1.7
	and	22	24	2	1.2
Cuello East	C4	34	36	2	2.8
	and	50	64	14	2.4
Cuello East	C 5	6	8	2	1.4
	and	22	24	2	1.7
	and	26	32	6	2.2
Cuello East	C 6	12	18	6	30.3
Cuello East	C 7	4	8	4	1.9
		14	18	4	6.4
Mercedes	R/C 0	0	6	6	9.4
Mercedes	R/C 1	12	22	10	2.4
Mercedes	R/C 2	24	29	5	5.9
Mercedes	R/C 3	0	4	4	1.5
	and	6	22	16	1.7
Mercedes	R/C 4	2	10	8	3.2
	and	12	18	6	1.1
	and	20	22	2	1.2
	and	23	25	2	3.2
Mercedes	R/C 5	14	24	10	1.6
Mercedes	R/C 6	4	8	4	1.4
Mercedes	R/C 7	0	8	8	1.2
	and	10	18	8	2.3
Mercedes	R/C 8	2	8	6	1.9
	and	10	14	4	1.9
Labio South	R/C 12	4	9	5	3.0
	and	17	19	2	1.5
Labio South	R/C 13	8	18	10	9.1
	and	26	30	4	1.1
Labio South	R/C 14	2	8	6	22.0
	and	22	28	6	2.2
Labio South	R/C 15	4	6	2	1.7
	and	26.4	28.4	2	1.0
	and	30.7	34.7	4	1.0
Labio South	R/C 16	0	4	4	1.8

Note: Sample length is actual length of sample collected, irrespective of topography or orientation of mineralisation.

The channels at Cuello East are sawn on 25 metre spacings and commence at drill hole LCP 143 (located at the northern end of the deposit) which intersected 9 metres of 5.5 g/t gold between 8 and 17 metres, and 3 metres of 2.3 g/t gold between 29 and 32 metres (see news release dated May 9, 2005).

Continuous rock chip sampling over the Mercedes and Labio South zones were located typically on sections 25 metres apart. Mercedes is a new discovery, and the Labio South zone represents extensions and sub-parallel veins to those previously known and sampled.

All three zones will be drill tested in the current three rig exploration drilling program recently commenced at La Cabeza.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. . Exploration for new gold zones under extensive soil cover, and drill testing of new exploration targets, has recently commenced at La Cabeza. This exploration is expected to expand the existing resources. Engineering, metallurgical, hydrological, environmental and economic evaluation work is continuing.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area. Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation Bryce Roxburgh, President Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free 1-888-688-9592 exeter@exeterresource.com	Suite 301, 700 West Pender Street Vancouver, B.C. Canada V6C 1G8

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date August 24, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director